UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-29077

(Check One):
    [ ] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-QSB [_] Form N-SAR

                      For Period Ended: September 30, 2005

                       [_] Transition Report on Form 10-K

                       [_] Transition Report on Form 20-F

                       [_] Transition Report on Form 11-K

                       [_] Transition Report on Form 10-Q

                       [_] Transition Report on Form N-SAR

                        For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full name of registrant:  Teda Travel Incorporated
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Former name if applicable:  N/A
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Address of principal executive office (Street and number):

30 Burton Hills Boulevard
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City, state and zip code:  Nashville, TN 37215
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

PART II -- RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [x]  (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Teda Travel Incorporated (the "Registrant") could not complete the filing of its Quarterly Report on Form 10-QSB for the period ended September 30, 2005 due to a delay in obtaining and compiling information required to be included in the Registrant's Form 10-QSB, which delay could not be eliminated by the Registrant without unreasonable effort or expense. Due to limited financial and staffing resources, in addition to the change of control in August of 2005 (see "Explanation of Anticipated Change" below), the Registrant has been unable to have prepared, and engage external auditors to review, its consolidated financial statements for the year ending December 31, 2004, and the three and nine month periods ending September 30, 2005, on a timely basis.

The Registrant has dedicated considerable time and effort to finding and negotiating sources of financing which has consumed a substantial portion of management's attention and limited resources. As a result, the compilation of the financial and other information necessary for the Form 10-QSB has been delayed, resulting in a delay in the preparation of and review of financial information necessary to complete the Form 10-QSB.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           Michael Kane                           (615) 361-5551
           ------------                           --------------
               Name                        (Area code) Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXPLANATION OF ANTICIPATED CHANGE

On August 19, 2005, the Registrant entered into an Agreement and Plan of Merger ("Merger Agreement") by and among the Registrant, Teda FractionAir Merger Sub, Inc., a Nevada corporation and wholly-owned subsidiary of the Registrant ("Merger Subsidiary"), and FractionAir, Inc., a Delaware corporation ("FractionAir"). Under the Merger Agreement (i) Merger Subsidiary merged with and into FractionAir, a result of which FractionAir became a wholly-owned subsidiary of the Registrant, and (ii) the Registrant issued 57,750,000 shares of its common stock to the former shareholders of FractionAir (the "Merger").

Immediately prior the Merger, the Registrant had not conducted any significant business or operations, and had only nominal revenues for the three and six month periods ending June 30, 2005, as well as through and up to the date of the Merger. From and after the Merger on August 19, 2005, the Registrant's primary operations now consist of the operations of its wholly-owned subsidiary, FractionAir, a fractional jet ownership company.


                            Teda Travel Incorporated
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)
         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date:  November 15, 2005                By:  /s/ Michael Kane
                                             -----------------------------------
                                             Michael Kane
                                             Chief Financial Officer